Exhibit 99.1

Foresight: Toyota, SoftBank and Eye-Net Collaborate on Published Hazard Avoidance Brake Control System Study

The research paper was presented by Toyota at the 2025 JSAE Annual Spring Congress and highlights the potential of vehicle-to-network technology in enhancing ADAS systems by addressing the limitations of in-vehicle sensors

Ness Ziona, Israel – July 18, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that it and its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), collaborated on a research paper presented by Toyota Motor Corporation (“Toyota”) at the Japanese Society of Automotive Engineers (“JSAE”) Annual Spring Congress in May 2025. The paper, co-authored by technical teams from Toyota, SoftBank Corp., Eye-Net and TechnoCo. Ltd., is titled Feasibility Study of a Hazard Avoidance Brake Control System Using V2N Technology.

The study explores the potential of vehicle-to-network (“V2N”) technology to enhance Advanced Driver Assistance Systems (“ADAS”) by addressing one of their key limitations, the inability of in-vehicle sensors to detect hazards in non-line-of-sight scenarios. The study examined the use of smartphones as widely available external sensors to enhance hazard detection via V2N communication. The evaluation focused on key factors such as communication latency, tracking accuracy, and the positioning precision of these devices in diverse urban environments.

The study highlights the strong potential of V2N technology to enhance ADAS capabilities, improve vehicle safety, and unlock new market opportunities, while also emphasizing the need for advancements in positioning accuracy and the establishment of viable business models to enable widespread commercial adoption.

Eye-Net’s vehicle-to-everything (“V2X”) technology played a vital role in this study by enabling smartphones to serve as external sensors that communicate hazard information to vehicles via public networks. This approach enhances vehicle safety systems by extending detection capabilities beyond in-vehicle sensors, particularly for vulnerable road users in blind spots. The research emphasizes Eye-Net’s contribution to advancing V2N technology and its potential to improve overall road safety.

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the study’s emphasis on the strong potential of V2N technology to enhance ADAS capabilities, improve vehicle safety, unlock new market opportunities, the need for advancements in positioning accuracy and the establishment of viable business models to enable widespread commercial adoption and the belief that the research emphasizes Eye-Net’s contribution to advancing V2N technology and its potential to improve overall road safety. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654